SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 8)*

ICONIX BRAND GROUP, INC.
(Name of Issuer)

Common stock
(Title of Class of Securities)

451055 10 7
(CUSIP Number)

Ethan Seer, Esq. Blank Rome LLP 405 Lexington Avenue New York, NY 10174 (212) 885-5393
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

June 9, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240 13d-1(f) or 240 13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

•
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

SCHEDULE 13D
CUSIP NO. 451055 10 7	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS NEIL COLE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,329,145 (includes 2,210,366 shares issuable upon exercise of options)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,329,145 (includes 2,210,366 shares issuable upon exercise of options)
	10	SHARED DISPOSITIVE POWER 0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,565,482 (includes 2,210,366 shares issuable upon exercise of options and 236,337 shares of common stock underlying restricted stock units that vested on 12.31.2008, the delivery of which the reporting person has agreed to defer.)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON* IN

Page 2 of 4 Pages

This Amendment No. 8 amends and supplements the Schedule 13D, as previously amended, heretofore filed by Neil Cole (the "Reporting Person") with the Securities and Exchange Commission with respect to the shares of common stock of Iconix Brand Group, Inc. (“Iconix Common Stock”) as follows:

Item 5.   Interest in Securities of the Issuer.

(a) - (b)

Beneficial ownership is calculated based upon 71,248,884 shares of Iconix Common Stock outstanding on June 9, 2009.

As of the date of this Amendment No. 8 the Reporting Person beneficially owned 2,565,482 shares of Iconix Common Stock, representing 3.5% (calculated in accordance with the instructions to Schedule 13D) of the issued and outstanding shares of Iconix Common Stock.  Said securities consist of (i) 98,779 shares owned directly by the Reporting Person; (ii) 236,337 shares of common stock underlying restricted common stock units that vested on December 31, 2008, the delivery of which Mr. Cole has agreed to defer; (iii) 20,000 shares beneficially owned by the Reporting Person which the Reporting Person placed in a custodial account for the benefit of his minor children; and (iv) 2,210,366 shares of Iconix Common Stock issuable upon exercise of options that are exercisable within 60 days from the date hereof. The beneficial ownership of Iconix Common Stock by the Reporting Person does not include any shares held in the Company’s 401(K) Savings Plan for the account of the Reporting Person (over which the Reporting Person has neither the right to vote nor the right to dispose).

(c)           As previously reported by the Company, on June 9, 2009 the Company and certain selling stockholders, including the Reporting Person, sold  shares of Iconix Common Stock in an underwritten public offering at a price of $15.00 per share less underwriting discounts and commissions. As previously reported by the Reporting Person in his Form 4 filed with the SEC, the Reporting Person sold 650,000 shares of Iconix Common Stock in this offering (of which 361,759 represented shares  underlying stock options exercised by the Reporting Person).

(e)           Effective June 9, 2009, the Reporting Person ceased to be the beneficial owner of more than 5% of Iconix Common Stock.

Page 3 of 4 Pages

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 26, 2009

/s/ Neil Cole
NEIL COLE

Page 4 of 4 Pages